[GRAPHIC OMITTED - COMPANY LOGO]

                                                       RUBY MINING COMPANY
                                                  Admiralty Corporation
                                            P.O. Box 2240 ? Dallas, GA 30132
                                           404-348-4728 ? 877-948-7327 Toll Free
                                                     ? 877-948-7327 Fax
                                             Email: Admiratycorp@mindspring.com
                                                www.admiraltycorporation.com


July 19, 2005


Mr. Karl Hiller
Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 04-05 100 F Street, N.E.
Washington, D.C. 20549-0405

     Re:  Ruby Mining Company
          Form 10-KSB/A for fiscal year ended December 31, 2004 File No.
          000-07501

Dear Mr. Hiller and Ms. Towner:

This letter responds to your comment letter dated June 28, 2005 relating to the above-referenced Form 10-KSB/A. We appreciate your review comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you the information requested on a timely basis.

Step forth below are your comments followed by our responses, which are numbered to correspond with the numbers in your comment letter.

General
-------

1. Please include disclosure in the forepart of your document explaining the reasons for filing your amendment.

RESPONSE:

We will amend our filing to provide the following disclosure on the Form 10-KSB/A on the page after the title page:

"This amendment is filed to correct the omission of the electronic signature on the report of the Independent Registered Public Accounting Firm which was inadvertently omitted in the original Form 10-KSB filing with the United States Securities and Exchange Commission."




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Description of Business
-----------------------

Strategic Alliances and Joint Ventures, page 4
----------------------------------------------

2. We note that you have entered into agreements and joint ventures with third parties in recent years. Please expand your disclosure to convey more clearly the terms of each arrangement, including payment requirements, funding provisions, profit sharing, and the extent of control that you have over timing of activities.

RESPONSE:

We will revise and restate the disclosures to state as follows:

"STRATEGIC ALLIANCES AND JOINT VENTURES

     In 2003, 2004, and 2005 Admiralty entered into strategic contractual alliances with academic and other marine and maritime institutions, including
(i) the Center for Maritime & Underwater Resource Management ("CMURM"), a non-profit organization originally affiliated with Michigan State University which assists and advises businesses, communities, and governments on projects involving the management and development of maritime and underwater resources, and (ii) Mount McGovern Co., Ltd. ("Mount McGovern"), a Canadian firm with expertise in nautical and terrestrial archaeology and heritage resource management. Areas of expertise of CMURM and Mount McGovern include historic shipwrecks and other maritime heritage, marine parks and protected areas, water-based recreation, coastal and heritage tourism, and scientific diving.

     In early 2004, the principals of CMURM and Mount McGovern formed a new company, Archeology & Maritime Heritage International, LLC ("AMHIL"), a for profit limited liability company, which, pursuant to a written agreement with the Company dated April 21, 2004 (the "AMHIL Agreement") and in collaboration with representatives of the Government of Jamaica and the Jamaica Heritage Resource Management, produced the written archaeological recovery plan for Jamaica which has been accepted by Jamaica as the guide for the conduct of the Pedro Bank operations. The Company paid $174,445 in fees and expenses to AMHIL pursuant to the AMHIL Agreement and there are no continuing or further obligations on the part of the Company or AMHIL under the terms of the AMHIL Agreement.

     On June 11, 2004, the Company entered into a Joint Venture Agreement (the "JV Agreement") with Underwater Treasure Associates, LLP ("UTA"), an adjudicated salvor-in-possession pursuant to a decree of the United States District Court for the Eastern District of Virginia (sitting in admiralty), for the Company to survey a specified site southwest of Galveston, Texas in search of shipwrecks, cargoes, and other valuable underwater heritage. The JV Agreement provided that the net proceeds of any property recovered from the site would be divided among the parties as follows: UTA - 47%; the Company - 47%; individual third parties (non-affiliates of the Company and UTA) - 6%. The survey was conducted over a one (1) week period. No property of value was recovered and the Company expended approximately $15,000 in the survey activities associated with the JV Agreement. There are no continuing or further obligations of either party under the JV Agreement.



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     On August 2, 2004, the Company entered into a Contract Services Agreement
(the "CS Agreement") with GCS Technologies ("GCS") for the Company to survey an area off Key West, Florida for which GCS held a search and recovery permit. The survey was completed over a two (2) week period. Under the terms of the CS Agreement, the Company received a total payment of $ 0 and was entitled to 2% of proceeds from any recovered shipwreck properties and artifacts. The cost to the Company of the survey activities was approximately $58,480.00. No recovery has occurred as a result of the survey activities and there are no continuing or further obligations of either party under the CS Agreement.

     On September 21, 2004, the Company and Nova Marine Explorations, Inc., acting as co-equal joint venture partners (the "JV Partners"), entered into an Enterprise Venture Agreement (the "EV Agreement") with John Doering and any group of entities, associates, or partners he may designate collectively ("Doering") for the JV Partners to arrest and recover four shipwrecks whose general description and location were supplied by Doering. The EV Agreement allows for the assignment of the arrest and recovery rights, in whole or in part, to funding sources. The four sites are referred to, respectively, as "Project Green", Project Red", Project White", and Project Yellow." No such assignment has occurred to date and no recovery activities have been undertaken by the JV Partners to date. The EV Agreement provides that the net proceeds from any property recovered from each of the sites will be divided as follows: For Projects "Green" and "White": for all net proceeds per site up to $25 million, Doering - 30% and JV Partners - 70%; and 100% to the JV Partners for all net proceeds in excess of $25 million. For Projects "Green" and ""Red": for all net proceeds for each site up to $25million, Doering - 30% and JV Partners - 70%; and for all net proceeds in excess of $25 million, Doering - 6% and JV Partners-94%. No survey or recovery activities have been undertaken under the EV Agreement to date.

     On March 23, 2005, the Company entered into a Joint Venture Agreement (the "Corazon JV Agreement") with Corazon & Corazon ("Corazon"), a charitable company engaged in providing charitable services in Caribbean countries and elsewhere, for the Company to arrest and potentially recover valuable artifacts from a shipwreck believed to be from either the 16th or 17th century, the site of which is situated in international waters in the Caribbean. In late March 2005, the Company, pursuant to the Corazon JV Agreement, arrested, through an order from the United States District court for the Northern District of Georgia (sitting in admiralty), a 30-square mile area which is believed to contain the shipwreck site. The Corazon JV Agreement provides for a division of the net proceeds (proceeds after reimbursement for all project expenses) as follows: 60% to the Company and 40% to Corazon. The Company has recovered some artifacts which have not been marketed. The Company has expended approximately $77,000 to date in search and recovery activities related to the Corazon JV Agreement.

     On July 7, 2003, the Company entered into a Non-Exclusive License Agreement (the "License Agreement") with Georgia Tech Research Corporation, the contracting arm for the Georgia Institute of Technology (collectively, "GA Tech"). The License Agreement grants to Georgia Tech a non-exclusive license (the "License") of the Company's ATLIS(TM) technology for conducting research and development activities towards the development of that technology for use in locating unexploded land-based ordnance. All other rights pertaining to the ATLIS(TM) technology, including, but not limited to, use in locating unexploded marine ordnance and in locating and recovering historic shipwrecks, are expressly reserved to the Company. Moreover, the License Agreement does not grant to GA Tech any



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rights to commercialize the subject matter of the License. Additionally, the
Company will own all rights to any improvements to the ATLIS(TM) technology resulting form the License, including any and all patent rights resulting from any such improvements, provided, however, a customary royalty is to be paid to GA Tech in the event any such improvements become the subject of a U.S. Patent application. To the knowledge of the Company, no such improvements or patent rights have resulted to date from the License Agreement."


Exhibits
--------

Auditors' Report, page 77
-------------------------

3. We note that your auditors refer to other auditors in the opening paragraph of of their audit report, while making no similar reference in the opinion paragraph. The opening reference suggests that some reliance may have been placed on the other auditors in extending audit coverage to your cumulative information, while the absence of a similar reference in the opinion paragraph introduces uncertainty as to the division of responsibility. Further, the reference to inception-to-date information suggests that period covers January 1, 1998 through December 31, 2004, while other disclosures in your filing indicate that inception began in 1988. If reliance has been placed on other auditors, to properly label that information as audited; you will need to obtain permission from your prior auditors to include their reports in your filing. Otherwise, any suggestion that reliance has been placed on prior auditors should be removed. Please ask your auditors to revisit the related guidance in AU Sections 508 and 543, and revise their report accordingly.

RESPONSE:

We will revise our filing to include a report from our independent registered public accounting firm which will not reference other auditors, and which will indicate that the inception period began in 1988.



Financial Statements
--------------------

Statements of Stockholders' Equity, page 81
-------------------------------------------

4. We note that you have aggregated details in depicting the changes to stockholders' deficit from April 15, 1988 to December 31, 2002. However, the guidance in paragraph 11.d. of SFAS 7 requires that you include details of each issuance of stock - grouping of similar issuances within a fiscal year is permissible - from the date of your inception.





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RESPONSE:

We have read the guidance in paragraph 11.d. of SFAS 7 that requires the inclusion in the statement of shareholders equity of the details of each issuance of stock or equity issuance since the date of inception of the Company. Since our reverse merger in 2001 we have presented in each annual report of the Company the transaction details of the current year stock or equity issuance activities. SFAS 7 would require that this detail information be presented for each period from our inception date of 1988. From 1988 to our reverse merger into a reporting company in 2001, our Company was a private company. During this period we had numerous accounting/financial personnel. Our stock ledger during this period was maintained manually at times, and then maintained on an electronic spreadsheet, neither of which was specifically designed to present the detail required by SFAS 7, but to track shares issued and outstanding. We have maintained a ledger of stock issued, which does present total stock and equity issued each year from our inception date, however, it does not present the detail necessitated by SFAS 7. Obtaining the issuance records from storage facilities and attempting to reconstruct data files from old electronic systems and programs which do not run on the new operating systems in an effort to recreate this detail would be highly burdensome and very time consuming and expensive and would not, in our opinion, result in any material change in the reported equity at the inception of the reverse merger in May 2001. We ask that you grant our Company a waiver of the requirement to present the detail information from our inception date (1988) and allow us instead to present the detail information in the statement of shareholders equity starting with the date of our reverse merger in 2001. In the alternative, we would ask that you permit us to report shareholders equity on an annual basis from 1988 through the merger date (May, 2001) and thereafter provide the details of equity issuances as required by 11.d of SFAS7.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, page 83
-------

5. You state that your historical financial statements have been "retroactively restated" to present the reverse-merger with Admiralty Corporation as if it had occurred as of the earliest period presented. Ordinarily, a reveres-merger would be reflected in the financial statements as of the date of the transaction, although share activity would be recast to reflect the equivalent number of shares received in a merger, giving effect to the exchange ration and any difference in par value of the stock. Please revise your financial statements accordingly; describe and quantify the effects of the adjustments necessary to report your reverse merger as occurring on the actual date of the transaction.

RESPONSE:

The reverse-merger has been accounted for and reflected in the financial statements of the Company as of the date of the transaction. We will revise our disclosure on page 83 to state that the financial statements reflect the reverse-merger as of the date of the transaction.




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Finally, per your request, the Company acknowledges the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope and trust that the foregoing responds fully to your comments. If you have any further questions or require any further clarification, please call me at (404) 348-4827.

Very truly yours,

  /s/  Murray D. Bradley, Jr.

Murray D. Bradley, Jr.
Chief Financial Officer


































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